

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2017

Vincent T. Morgus
Chief Operating Officer
Carolina Complete Health Network, Inc.
222 N. Person Street, Suite 010
Raleigh, NC 27601

> **Re: Carolina Complete Health Network, Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted August 30, 2017**
> **File No. 367-00110**
> **CIK 0001715363**

Dear Mr. Morgus:

Our preliminary review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of the form. In particular, it does not include a report from the auditors as required by Form 1-A. We will not perform a detailed examination of the offering statement and we will not issue comments.

We will not be in a position to qualify the Form 1-A until you amend your offering statement to correct the deficiencies and address any comments we may have at that time.

Please contact Chris Edwards at (202) 551-6761 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance